CUSIP NO. 172755100						Page 1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


CIRRUS LOGIC, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

172755100
(CUSIP Number)

Alfred Teo, Alpha Industries, Inc.
 Page & Schuyler Avenues, P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  ___________.

Check the following box if a fee is being paid with the statement _______________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

SCHEDULE 13D
CUSIP NO. 172755100						Page 2

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 172755100						Page 3

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo and Annie Teo, Joint Tenants with Rights of
	of Survivorship
	Alfred Teo:  SSN:  ###-##-####
	Annie Teo:   SSN:  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER			3,405,500 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER		3,405,500 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					3,405,500 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.08%

14.	TYPE OF REPORTING PERSON*    IN

SCHEDULE 13D
CUSIP NO. 172755100						Page 4

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr.
	Annie Teo and Teren Seto Handelman, Co-Trustees
	IRS #22-6584856

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER			615,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER		615,000,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					615,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .92%

14.	TYPE OF REPORTING PERSON*    00 - Trust

SCHEDULE 13D
CUSIP NO. 17275510						Page 5

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Industries, Inc. Retirement Plan dated January 1, 1984
	Alfred Teo, Trustee
	IRS I.D. #22-2408251

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER			10,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER		10,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					10,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	__________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .01%

14.	TYPE OF REPORTING PERSON*    00 - Trust


SCHEDULE 13D
CUSIP NO. 172755100						Page 6

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Technologies, Inc.
	IRS I.D. #22-301576

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER			30,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER		30,000  shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					30,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	_________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .04%

14.	TYPE OF REPORTING PERSON*    CO


CUSIP NO. 172755100						Page 7





	SCHEDULE 13D






	CUSIP NO. 172755100








Item 1.	Security and Issuer



No Par Value Common Stock

Cirrus Logic, Inc.

Michael L. Hackworth, Chairman of the Board, President, CEO
3100 West Warren Avenue
Fremont, CA   94538-642

SCHEDULE 13D
CUSIP NO. 172755100						Page 8

ITEM 2.  IDENTITY AND BACKGROUND


I.	ALFRED TEO AND ANNIE TEO, JOINT TENANTS WITH RIGHTS OF
SURVIVORSHIP

(a)	Alfred Teo and Annie Teo, husband and wife

(b)	Residence:  783 West Shore Drive, Kinnelon, NJ 07405

(c)	Annie Teo is a homemaker and interior decorator, being the
Director, President and Treasurer of TUK Associates, Inc. of Kinnelon, New Jersey. Annie Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred Teo have interests in various partnerships and other entities holding title to real property. Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:

	Chairman, President and Director :
	Sigma Extruding Corp.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

	Chairman, President and Director:
	Omega Extruding Corp. of California
	9614 Lucas Ranch Road, Rancho Cucamonga, California   91730

	Chairman, President and Director:
	Omega Plastic Corp.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 	07071

	Chairman, President and Director:
	Beta Plastics Corp.
	120 Amor Avenue, Carlstadt, New Jersey 07072

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Holding Corp. (a Delaware Corporation)
	560 Ferry Street, Newark, New Jersey 07105


SCHEDULE 13D
CUSIP NO. 172755100						Page 9

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corporation (a New Jersey Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corporation (a Massachusetts Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corporation (a Georgia Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corp. of Illinois
	1650 East 95th Street, Chicago, Illinois 60617

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corp. of North Carolina
	1206 Traywick Road, Marshville, North Carolina 28103

	Chairman, Chief Executive Officer, Vice President, Treasurer and Director:
	Alpha Industries, Inc.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

	Chairman, Co-Chief Executive Officer, Treasurer, Secretary and Director:
	Zeta Consumer Products Corp.
	Macomb, Illinois

Alfred Teo also holds the offices of President, Treasurer and Chairman of the Board of Directors of Lambda Financial Service Corp., Page & Schuyler Avenues, Lyndhurst, New Jersey. This corporation is in the business of financial services.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Alpha Technologies, Inc., 88 Centennial Avenue, Piscataway, New Jersey. This corporation is a computer network company.


SCHEDULE 13D
CUSIP NO. 172755100						Page 10

Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler Avenues, Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Discount Packaging Corp., 50 Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman, President and Director of M & E Packaging Corp., Page & Schuyler Avenues,Lyndhurst, New Jersey 07071. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman of the Board, Secretary and Director of Fidelity Service Corp., Page &
Schuyler Avenue, Lyndhurst, New Jersey 07071. This corporation is in the warehousing business.

Alfred Teo also holds the office of Secretary, Chairman of the Board of Directors and Director of Hillman's, The Eye Care Company, Inc., 125 Route 46 West, Totowa, New Jersey 07512. This corporation is in the eye care business.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Tucker Housewares Corp., 150 Clove Road, Little Falls, New Jersey.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Essex Plastics
Corp., Pompono Beach, Florida.

Alfred Teo is a member of the Board of Directors of Fleet
Bank, N.A., 1 Exchange Place, Jersey City, New Jersey.

Alfred Teo is a member of the Board of Directors of American
Banknote Corporation, 200 Park Avenue, 49th Floor, New York,
NY  10166.

Alfred Teo is a member of Board of Trustees of St. Joseph's
Hospital Foundation, 703 Main Street, Paterson, New Jersey.

SCHEDULE 13D
CUSIP NO. 172755100						Page 11


Alfred Teo is a member of the Board of Trustees of Stevens
Institute of Technology, Castle Point on Hudson, Hoboken, New
Jersey

(d)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo and Annie Teo are United States citizens.

II.	M.A.A.A. TRUST FBO MARK, ANDREW, ALAN & ALFRED TEO, JR.,
ANNIE TEO AND TEREN SETO HANDELMAN, CO-TRUSTEES

(a)	M.A.A.A. Trust FBO Mark, Andrew, Alan & Alfred Teo, Jr.

(b)	Place of organization:  783 West Shore Drive, Kinnelon, NJ
07405

(c)	Principal business:  Trust

(d)	During the last five (5) years, neither Mark Teo, Andrew Teo, Alan Teo,
Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Mark Teo, Andrew Teo, Alan Teo,
Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP NO. 172755100						Page 12

III.	ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a)	Alpha Industries, Inc. Retirement Plan dated January 1, 1984, Alfred Teo,
Trustee

(b)	Place of Organization:  Page & Schuyler Avenues, Lyndhurst,
New Jersey 07071

(c)	Principal business:  Trust

(d)	During the last five (5) years, Alfred Teo has not been
convicted in a criminal proceeding.

(e)	During the last five (5) years, Alfred Teo has not been a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo is a U.S. citizen.

IV.	ALPHA TECHNOLOGIES, INC.

(a)	Alpha Technologies, Inc., a Corporation of the State of New
Jersey

(b)	Business Address: 88 Centennial Avenue, Piscataway, New
Jersey

(c)	Principal business:  computer consulting and sales.

(d)	During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP NO. 172755100						Page 13


(f)	Not applicable

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by Alfred Teo and Annie Teo in making the purchases was personal funds. The source of funds used by M.A.A.A. Trust and Alpha Industries, Inc. Retirement Plan was trust funds. The source of funds used by Alpha Technologies, Inc. was corporate funds. The aggregate amount of funds used in making the purchases including brokerage commissions and other costs of execution through the close of business on August 27, 1997 was:

	Alfred Teo and Annie Teo,
	Joint Tenants with Rights
	of Survivorship					                          $52,660,506.25

	M.A.A.A. Trust FBO Mark,				                  $ 9,740,405.00
	Andrew, Alan & Alfred Teo, Jr.

	Alpha Industries, Inc.	                    			$   122,125.00
	 Retirement Plan

	Alpha Technologies, Inc.		                  		$   457,500.00


		Total	                                  					$62,980,536.25

SCHEDULE 13D
CUSIP NO. 172755100						Page 14

ITEM 4.   PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment and to work with management to enhance the shareholders' value.

(a)	The reporting persons may acquire additional securities of
the issuer or dispose of securities of the issuer from time to time;

(b)	The reporting persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	The reporting persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	The reporting persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	The reporting persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)	The reporting persons have no plans or proposals which relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	The reporting persons have no plans or proposals which relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

SCHEDULE 13D
CUSIP NO. 172755100						Page 15

(h)	The reporting persons have no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i)	The reporting persons have no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	The reporting persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the close of business on August 27, 1997, the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

							                                   Number          	Percentage
 Name				                                	of Shares        of Class


	Alfred Teo and Annie Teo,
	Joint Tenants with Rights
	of Survivorship			                      	3,405,500			        5.08%

	M.A.A.A. Trust FBO Mark,
	Andrew, Alan & Alfred Teo, Jr.	            615,000        			0.92%

	Alpha Industries, Inc.
	 Retirement Plan			                     	   10,000	        		0.01%

	Alpha Technologies, Inc.		 	                30,000		        	0.04%

		Total	                        			    	  4,060,500	         	6.05%

	Note: Percentage of Class is based on 67,012,000 shares outstanding as reported in the 10Q last filed by the Issuer with the Securities Exchange Commission.

SCHEDULE 13D
CUSIP NO. 172755100						Page 16

(b)
	1.	Alfred Teo and Annie Teo hold the shares listed next to
their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

	2.	Alfred Teo holds an authorization to trade securities
on behalf of M.A.A.A. Trust and may therefore direct the disposition of the shares of the issuer held by this Trust.

	3.	Alfred Teo is the Trustee of the Alpha Industries, Inc.
Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

	4.	Alfred Teo holds a 50% interest in Alpha Technologies,
Inc. and may participate in voting or directing the vote, disposing of or directing the disposition of the shares of the issuer held by this corporation, but he does not control the power to vote, direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

(c)	Transactions in the class of securities reported that were
effected in the last sixty (60) days are shown on Exhibit A attached hereto and consisting of pages 19 through 21.

(d)	Where an interest relates to more than five (5%) percent of
the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)	Not applicable

SCHEDULE 13D
CUSIP NO. 172755100						Page 17

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

STATEMENT PURSUANT TO RULE 13(d)-4

The undersigned reporting persons hereby declare that the filing of this statement shall not be construed as an admission that one or more of such reporting persons is(are), for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or owners of any of the securities covered by this statement.

SCHEDULE 13D
CUSIP NO. 172755100						Page 18

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 27, 1997			                /s/ Alfred Teo, Individually



Dated: August 27, 1997	                		/s/ Annie Teo, Individually


Dated: August 27, 1997			                /s/ Annie Teo, Trustee of the
                                      							M.A.A.A. Trust

Dated: August 27, 1997               			/s/ Teren Seto Handelman,
                                     							Trustee of the M.A.A.A. Trust

Dated: August 27, 1997               			/s/ Alfred Teo, Trustee of the
                                     							Alpha Industries, Inc.
                                     							Retirement Plan

Dated: August 27, 1997               			/s/ Alfred Teo, Chairman of
                                     							the	Board of Directors of
                                     							Alpha Technologies, Inc.

SCHEDULE 13D
CUSIP NO. 172755100						Page 19

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE		  TRANS 	LOT/ID	QUANTITY	      TRD PRC           	AMT/PRIN

7/14/97	BUY		  L 001	 60000.00          	11.500        	690000.00
7/14/97	BUY	  	L 002	 10000.00	          11.688        	116875.00
7/14/97	BUY	  	L 003	 15000.00	          11.625        	174375.00
7/14/97 BUY	  	L 004  	5000.00	          10.438	         52187.50
7/15/97	BUY		  L 001 	50000.00          	11.750	        587500.00
7/16/97	BUY		  L 001 	25000.00          	11.625        	290625.00
7/16/97	BUY	  	L 002 	25000.00          	11.500	        287500.00
7/16/97	BUY	  	L 003 	25000.00          	11.563        	289062.50
7/16/97	BUY	  	L 004	 10000.00	          11.375        	113750.00
7/16/97	BUY	  	L 005 	15000.00          	11.438        	171562.50
7/21/97	BUY  		L 001 	10000.00          	12.625        	126250.00
7/21/97	BUY	  	L 002	 40000.00	          12.688        	507500.00
7/21/97	BUY		  L 003	 50000.00	          12.500	        625000.00
7/22/97	BUY	  	L 001 	50000.00	          12.468	        623375.00
7/29/97	BUY		  L 001	 15000.00	          12.780	        191700.00
7/29/97	BUY		  L 002	 10000.00	          12.905        	129050.00
7/29/97	BUY	  	L 003 	10000.00	          13.155	        131550.00
7/29/97	BUY	  	L 004 	22500.00	          13.280        	298800.00
7/29/97	BUY		  L 005 	23500.00          	13.530	        317955.00
7/29/97	BUY	  	L 006  	5000.00          	12.750	         63750.00
7/29/97	BUY		  L 007 	10000.00	          13.500 	       135000.00
7/31/97	BUY	  	L 001 	34000.00	          13.625	        463250.00
7/31/97	BUY		  L 002	 10000.00	          13.625        	136250.00
7/31/97	BUY	  	L 003  	5000.00	          13.750	         68750.00
7/31/97	BUY	  	L 004	 10000.00	          13.875        	138750.00
7/31/97	BUY		  L 005 	25000.00	          13.813        	345312.50
8/1/97	 BUY	  	L 001	 10000.00	          13.500        	135000.00
8/6/97	 BUY   	L 001  40000.00	          15.375	        615000.00
8/6/97	 BUY	   L 002  10000.00           15.313	        153125.00
8/6/97 	BUY   	L 003	  5000.00	          15.50	          77500.00
8/6/97 	BUY		  L 004	 40000.00	          15.625	        625000.00
8/6/97	 BUY	  	L 005 	55000.00          	15.563        	855937.50
8/6/97 	BUY		  L 006 	10000.00	          15.188        	151875.00
8/6/97 	BUY		  L 007	 40000.00	          15.125	        605000.00
8/6/97 	BUY		  L 008 	20000.00	          15.155	        303100.00
8/6/97 	BUY	  	L 009 	50000.00          	15.500        	775000.00
8/7/97 	BUY	  	L 001 	50000.00          	15.250	        762500.00
8/7/97	 BUY	 	 L 002 	35000.00	          15.125        	529375.00
8/7/97	 BUY		  L 003	 25000.00	          15.250	        381250.00
8/7/97	 BUY		  L 004 	25000.00	          15.375	        384375.00
SCHEDULE 13D
CUSIP NO. 172755100						Page 20

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE		  TRANS	 LOT/ID  QUANTITY	  TRD PRC        	AMT/PRIN

8/7/97	 BUY		  L 005	  100000.00 	15.375        1537500.00
8/7/97	 BUY		  L 006	  100000.00	 15.500        1550000.00
8/8/97 	BUY	  	L 001	    5000.00	 14.750	         73750.00
8/8/97 	BUY  		L 002   	10000.00 	14.875        	148750.00
8/8/97 	BUY		  L 003   	12500.00	 15.000	        187500.00
8/8/97 	BUY		  L 004	   15000.00	 15.125	        226875.00
8/8/97	 BUY	  	L 005   	35000.00 	15.313	        535937.50
8/8/97	 BUY	  	L 006   	65000.00 	15.375        	999375.00
8/8/97	 BUY		  L 007	   20000.00 	15.250        	305000.00
8/8/97	 BUY		  L 008	   37500.00 	15.063	        564843.75
8/11/97	BUY	  	L 001	   10000.00 	14.750	        147500.00
8/11/97	BUY		  L 002   	25000.00 	14.500        	362500.00
8/12/97	BUY		  L 001   	50000.00	 15.000	        750000.00
8/12/97	BUY		  L 002	   50000.00 	14.750        	737500.00
8/20/97	BUY		  L 001   	15000.00 	15.250        	228750.00
8/20/97 BUY   	L 002	   25000.00 	15.500	        387500.00
8/21/97	BUY		  L 001	    2500.00	 15.313	         38281.25
8/21/97	BUY	  	L 002   	22500.00 	15.375	        345937.50
8/21/97	BUY		  L 003   	18000.00	 15.063        	271125.00
8/21/97	BUY	  	L 004	   25000.00 	15.250        	381250.00
8/25/97	BUY	  	L 001	   25000.00 	15.625        	390625.00
8/26/97	BUY		  L 001   	32500.00 	17.155	        557537.50
8/26/97	BUY		  L 002	   37500.00	 17.500	        656250.00
8/26/97	BUY		  L 003	   30000.00 	17.625        	528750.00
8/26/97	BUY		  L 004	   15000.00	 17.563        	263437.50
8/26/97	BUY	  	L 005	   17500.00 	17.438	        305156.25
8/26/97	BUY  		L 006   	30000.00	 17.250	        517500.00
8/26/97	BUY	  	L 007	   10000.00 	17.188        	171875.00
8/26/97	BUY	  	L 008	   10000.00	 17.125        	171250.00
8/26/97	BUY	  	L 009   	50000.00 	17.625	        881250.00
8/26/97	BUY	  	L 010	   15000.00	 17.250        	258750.00
8/26/97	BUY	  	L 011	   10000.00 	17.313        	173125.00
8/26/97	BUY		  L 012   	25000.00 	17.375        	434375.00
8/26/97	BUY		  L 013   	10000.00 	17.125	        171250.00
8/27/97	BUY		  L 001	   50000.00	 17.375        	868750.00
8/27/97	BUY	  	L 002   	50000.00 	17.50	         875000.00

SCHEDULE 13D
CUSIP NO. 172755100						Page 21

A/C:  MAAA TRUST FBO Mark, Andrew, Alan and Alfred Teo, Jr.
	Annie Teo and Teren Seto Handelman, Co-Trustees

DATE		  TRANS	LOT/ID	   QUANTITY	  TRD PRC	     AMT/PRIN

8/22/97	BUY	 	L 001     75000.00	  14.625	      1096875.00
8/22/97	BUY		 L 002	    25000.00	  14.530	       363250.00
8/22/97	BUY	 	L 003	     5000.00  	15.063	        75312.50
8/22/97	BUY	 	L 004    	10000.00	  14.625	       146250.00